   GelTech Solutions, Inc.
1460 Park Lane South, Suite 1
Jupiter, Florida 33458.

April 1, 2011

Mr. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. Cash:

Please find our response to your follow up comment dated March 21, 2011, relating to our responses to your comment letter dated February 22, 2011 related to the Form 10-K of GelTech Solutions, Inc. for the fiscal year ended June 30, 2010 and the Form 10-Q of GelTech Solutions, Inc. for the three months ended September 30, 2010.  Our response to your follow up comment follows your comment which has been reproduced.

Form 10-K for the quarter ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

4. Stockholders’ Equity

We have read your response to comment six of our letter dated February 22, 2011 indicating that assets were overstated by $60,042 at September 30, 2010.  Please help us better understand how you determined this to be immaterial and further explain how you will correct for prior differences in future filings.  Please refer to SAB Topic 1:M and provide us with a copy of your analysis.  Additionally, we note that your prepaid consulting balance was $251,510 at September 30, 2010 and that $65,500 of that was due to the consulting agreement for investor relations.  Please tell us what the remaining balance resulted from and provide to us a detailed description of any material terms, if appropriate.

Registrant’s Response

Determination of Immateriality

ASC 250-10-S99-1 can be summarized that any assessment of materiality cannot merely be measured or identified by numerical thresholds, but must include …” a review of the facts in the context of the surrounding circumstances”, with the ultimate determination being whether it is probable that the judgment of a reasonable person, relying on the information presented, would have been changed or influenced by the inclusion or correction of the item.   As referenced in ASC 250-10-S99-1, the Supreme Court has held that a fact is material if there is -   ” a substantial likelihood that the … fact would have been viewed by a reasonable investor as having altered the “total mix” of information made available.

The Company does not believe the overstatement of prepaid expenses as of September 30, 2010 by $60,042 would be viewed by a reasonable investor as having altered the total mix of the information provided.  Prepaid assets are generally seen by investors for what they are, deferred or future expenses or worse, expenses that the vendor required the Company to prepay.  The overstatement of prepaid expenses and additional paid in capital did not eliminate the Company’s working capital deficit or its stockholders’ deficit.  Therefore, the Company believes that the misstatement was not material to the financial statements and does not require restatement.

Future Correction

Our intention is to calculate what the expense related to the quarterly vesting of the restricted stock would have been based upon the closing price of the Company’s common stock at each reporting date and will record expense in the three months ended March 31, 2011 such that the year to date expense will be consistent with the accounting under ASC Topic 505.

Prepaid Consulting September 30, 2010 Balance

As of September 30, 2010 the balance of prepaid consulting included the following:

	Cost	Accum Amort	Net Balance
R.F. Lafferty agreement	$340,000	$(170,000)	$170,000	(1)
Ian Cassell agreement	85,872	(64,404)	21,428	(2)
Investor relations agreement	65,500	(5,458)	60,042	(3)
Total	$491,372	$(239,862)	$251,510
______________
(1)
This balance originated with the signing of a two year investment banking agreement with R.F. Lafferty in October 2009.  In connection with this agreement, the Company issued 200,000 shares of vested restricted common stock which was valued at $1.70 per share based upon the closing price of the Company’s common stock on the date the agreement was signed.  The total prepaid amount of $340,000 has been amortized at the rate of $42,500 per quarter.

(2)
This balance originated with the signing of a one year investor relations agreement with Ian Cassell in January 2010.  Under the agreement, Mr. Cassell was granted warrants to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.60 per share.  The warrants were fully vested and were exercisable for five years.  We valued the warrants at $85,872 using the Black-Scholes option pricing model based upon a market price of the Company’s common stock of $1.00 per share (consistent with recent private placement pricing), a volatility of 139.11% (based upon the historical market price of the Company’s common stock), a discount rate of 2.69% (the 5 year treasury rate) and an estimated term of five years.  The Company has amortized the recorded amount at the rate of $21,468 per quarter.

(3)	Originated with the investor relations agreement discussed in our previous response.

GelTech acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,
/s/ Michael R. Hull
Michael R. Hull Chief Financial Officer

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